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                                                                  Exhibit (d)(7)

                               Broder Bros., Co.
                               45555 Port Street
                           Plymouth, Michigan 48170


May 14, 2001

Isador E. Mitzner
Chief Executive Officer
Full Line Distributors, Inc.
2650 Button Gwinnett Drive, Suite E
Doraville, Georgia 30340

Dear Isador:

We are pleased to submit the following offer to Full Line Distributors, Inc. (the "Company") pursuant to which Broder Bros., Co. or one of its affiliates (collectively, "Broder"), would acquire, through a tender offer followed by a merger, the capital stock of the Company (the "Transaction").

Our offer is as follows:

1.   Consideration.
     -------------

Based on the information which we have reviewed to date concerning the Company and our understanding of the Company's businesses, and subject to the terms contained in this letter, the consideration in connection with the Transaction will be $3.00 in cash per share of common stock, based on 4.523 million shares of common stock outstanding on a fully diluted basis (which includes 300,750 outstanding in-the-money options (whether or not such options are currently exercisable) having an average exercise price of $1.09). The consideration for outstanding exercisable in-the-money options included in such fully diluted share number would be equal to $3.00 per share less the applicable per share exercise price for such option (all other outstanding options would be canceled on or prior to the closing). We anticipate that the transaction will be funded with a combination of debt and equity financing. We have had substantial discussions with our existing lenders regarding a potential transaction and have received favorable initial feedback.

2.   Due Diligence and Documentation.
     -------------------------------

Broder is prepared to commence a due diligence review of the Company and negotiations of a definitive agreement as well as any other documents necessary to consummate the
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May 14, 2001
Isador E. Mitzner
Page 2

acquisition of the Company. We would hope to complete our due diligence review of the Company and finalize and execute all definitive agreements prior to the expiration of the Exclusivity Period (as defined in paragraph 4 below) and close the transaction as soon as practicable thereafter. Upon your execution of this letter, we are prepared to devote the requisite resources necessary to achieve this timetable.

3.   Publicity.
     ---------

Neither Broder nor the Company, nor their respective affiliates, shareholders or representatives will make any press release or public announcement concerning the existence of this offer or of the transactions contemplated hereby without the prior written approval of the other parties hereto, except as required by law, regulation or stock exchange rule; provided that any party required to make a press release or public announcement pursuant to law, regulation or exchange rule shall give prior notice to the other party and a reasonable opportunity for the other party to review and comment on such press release or public announcement.

4.   Exclusivity.
     -----------

The Company agrees that, for a period commencing on the date that this letter agreement is signed by the Company and ending on July 6, 2001 (the "Exclusivity Period"), neither they nor any of their representatives, directors, officers, stockholders, agents or affiliates will (i) entertain or discuss a possible sale, recapitalization or other disposition of the Company, any capital stock or assets of the Company (other than inventory in the ordinary course of business) or any interest therein with any other party or provide any information to any other party in connection therewith, or (ii) disclose to any other party the contents of this letter. In addition, the Company represents that it will not, by pursuing the transaction contemplated hereby, violate the terms of any other agreement or obligation to which it or any affiliated entity is subject, and will inform Broder of and provide Broder with information regarding any other offers or expressions of interest for the Company.

5.   Management Team Arrangements.
     ----------------------------

We are eager to provide the management team of the Company with significant opportunities to participate in the growth and continued success of the Company. We would enter into employment arrangements satisfactory to Broder (including customary noncompete and nonsolicitation covenants, with an exception in the noncompete to be agreed upon concerning Mr. Mitzner's continuing ownership and participation in an existing sportswear brokerage business.) with Mr. Mitzner and Mr. J. David Keller. We look forward to discussing our plans with the management team regarding potential equity participation opportunities at the appropriate time.
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May 14, 2001
Isador E. Mitzner
Page 3

6.   Access to Information; Pre-Closing Activities.
     ---------------------------------------------

During the Exclusivity Period, the Company will afford, and cause its officers and agents to afford, to Broder and its representatives, consultants, agents, lenders, employees and investors full and complete access, during regular business hours, to the properties, business, personnel (including outside accountants and lawyers), and financial, legal, accounting, tax and other data and information relating to the Company as requested by Broder or its representatives or agents for purposes of evaluating the transactions contemplated hereby. The business and operations of the Company will be conducted in the usual and ordinary course in accordance with good business practices between the date of this letter and the closing date. In connection therewith, the company will not, without the prior approval of Broder (not to be unreasonably withheld), dispose of any material business or material asset other than inventory in the ordinary course of business.

7.   Conditions.
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Broder's obligations in this letter are subject to the (i) execution of a definitive agreement and any related documents contemplated by such agreement on terms satisfactory to Broder, (ii) prior to the execution of the definitive agreement, Broder's satisfaction in its sole discretion with the results of the due diligence review referred to in paragraph 2, (iii) the requirement that (A) the Company's indebtedness for borrowed money (including bank indebtedness and capital lease obligations) at the closing date (as estimated by Broder at the commencement of the tender offer) plus the amount of the fees and expenses incurred by the Company in connection with the Transaction (which, in the case of legal fees, shall be those incurred from and after May 1, 2001) will be less than or equal to $14.2 million (net of cash on hand), (B) closing date working capital (as estimated by Broder at the commencement of the tender offer) will be at least $25.0 million (excluding cash and the current portion of the Company's long-term indebtedness for borrowed money), (C) the difference between the amount calculated under clause (B) above less the amount calculated under clause
(A) above will be greater than or equal to $11.2 million, (D) the Company's accounts receivable allowance for doubtful accounts and the inventory reserve for markdowns and obsolete inventory at the closing date (as estimated by Broder at the commencement of the tender offer) will be sufficient and appropriate based on current operations, and (E) the Company obtain, prior to the expiration of the Exlusivity Period, appraisals by an unaffiliated third party acceptable to Broder of the Ball Ground, Georgia administration, purchasing, and centralized distribution facility and the Ball Ground, Georgia cutting facility,
(iv) receipt of all necessary governmental and material third party approvals (to be mutually identified and agreed upon) which are required to consummate the transactions contemplated hereby, (v) execution of employment and noncompete arrangements as contemplated by paragraph 5 above on terms satisfactory to Broder and the applicable employee, (vi) receipt of financing proceeds sufficient to consummate the transactions contemplated hereby and to fund the ongoing working capital needs of the
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May 14, 2001
Isador E. Mitzner
Page 4

Company, on terms and conditions satisfactory to Broder and (vii) execution of a satisfactory shareholders agreement with Messrs. Mitzner and Keller granting to Broder a proxy and purchase option with respect to the shares of the Company's capital stock owned by Messrs. Mitzner and Keller. The Company's obligations in this letter are subject to (a) the conditions set forth in the preceding clauses
(i) (on terms satisfactory to the Company), (iv) and (v), (b) the approval of the Company's Board of Directors, prior to the execution of a definitive agreement, of a definitive agreement containing terms consistent with the terms of this letter and (c) prior to the execution of a definitive agreement, Broder shall have obtained a commitment letter from a financial institution to provide the debt financing necessary to complete the Transaction on terms satisfactory to Broder. We would expect definitive documentation for the acquisition of the Company to contain customary, reasonable covenants, representations and warranties, closing conditions, noncompetition provisions, nonsolicitation provisions (including a termination fee for the benefit of Broder in an amount customary for transactions of this size) and other customary terms in transactions of this type.

8.   Fees and Expenses.
     -----------------

The Company and Broder will each pay their respective fees and expenses (including the fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transaction contemplated hereby. Notwithstanding the foregoing, if (i) this letter terminates for any reason prior to the parties entering into a definitive purchase agreement concerning the Transaction, other than as a result of Broder's unwillingness to (a) proceed with the Transaction for the consideration set forth in paragraph 1 above or (b) offer Mr. Mitzner an employment arrangement with aggregate annual compensation (including salary and bonus) of $350,000, and (ii) within nine (9) months following the termination of this letter, the Company or its stockholders engage in or sign an agreement relating to an Alternate Transaction, the Company shall reimburse Broder for $100,000 of Broder's actual fees and expenses incurred and paid in connection with the proposed Transaction, including without limitation, fees and expenses in respect of due diligence, the negotiation of this letter, the negotiation of a definitive agreement and obtaining financing. The foregoing rights of Broder are in addition to, and not in lieu of, any other rights or remedies that Broder may have under this letter or applicable law. For purposes of this letter, "Alternative Transaction" means any (a) reorganization, dissolution, liquidation or recapitalization of the Company, (b) merger, consolidation, share exchange involving the Company or acquisition involving the Company, (c) sale of any material assets of the Company outside the ordinary course of business or sale of any capital stock or other equity interests in the Company (other than the exercise of employee stock options in accordance with the terms of any agreements with the Company in effect as of the date hereof), (d) direct or indirect acquisition or purchase of any capital stock or other equity interests of the Company or any tender offer or exchange offer, that if consummated would result in any person
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May 14, 2001
Isador E. Mitzner
Page 5

beneficially owning 10% or more of any class of equity securities of the Company, (e) any similar transaction or business combination involving the Company or its business or capital stock or assets or (f) other transaction the consummation of which would prevent, impede or delay the consummation of the Transaction.

9.   Termination.

This letter will automatically terminate and be of no further force and effect upon the first to occur of (i) the end of the Exclusivity Period and (ii) the execution of a definitive agreement, unless the parties hereto mutually agree to an extension hereof. The parties hereto agree to use their best efforts to negotiate in good faith a definitive agreement on terms consistent with the terms of this letter.

10.  Confidentiality.
     ---------------

Broder acknowledges its obligations under a Confidentiality Agreement between Broder and the Company and acknowledges that such agreement remains in full force and effect in accordance with its terms and is not affected by this letter.

11.  Counterparts; Governing Law; Binding Effect.
     -------------------------------------------

This letter may be executed in two or more counterparts (any of which may be by facsimile signature), all of which taken together will constitute one binding agreement among the parties hereto and their successors and assigns. This letter shall be governed by the substantive laws (and not the law of conflicts) of the State of New York. This letter represents a non-binding statement of intent between the parties, except with respect to paragraphs 3, 4, 6, 7, 8 and 9. Except with respect to paragraphs 3, 4, 6, 7, 8 and 9, no contractual obligations will arise until a definitive purchase agreement is executed between the parties.

12.  Expiration of Offer.
     -------------------

The offer described in this letter will automatically expire at 5:00 p.m. New York time on Monday, May 14, 2001, unless accepted by you as provided below at or prior to such time.

13.  Key Contact. Vince Tyra (734/454-4800 ext. 1205) of Broder will be
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available to respond to any questions you might have.

                                   * * * * *
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May 14, 2001
Isador E. Mitzner
Page 6

We look forward to the opportunity to discuss our proposal with you at your earliest convenience.

                                                    Sincerely,

                                                    BRODER BROS., CO.



                                                    By: /s/ Vincent Tyra
                                                        -------------------
                                                    Its CEO
                                                        -------------------

ACCEPTED AND AGREED as of
May 14, 2001


FULL LINE DISTRIBUTORS, INC.


By:  /s/ Isador E. Mitzner
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Its: CEO
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